Exhibit 12.1

Vantage Drilling International

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Successor			Predecessor
	Three Months		Period from	Period from
	ended	Year Ended	February 10,	January 1, 2016
	March 31	December 31,	2016 to December 31,	to February 10,	Years Ended December 31,
	2018	2017	2016	2016	2015	2014	2013
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(28,165)	$(135,618)	$(136,469)	$(469,644)	$62,124	$132,930	$(19,696)
Fixed charges	19,300	76,807	67,349	1,728	174,612	197,291	214,894
Amortization of capitalized interest	—	—	—	616	5,602	5,602	5,352
Capitalized interest		—	—	—	—	—	(14,995)

Earnings (loss) as adjusted	$(8,865)	$(58,811)	$(69,119)	$(467,300)	$242,338	$335,823	$185,556

Fixed Charges
Interest expense	$19,271	$76,441	$67,023	$1,728	$173,634	$196,159	$198,779
Capitalized interest		—	—	—	—	—	14,995
Amortization of debt financing costs		—	—	—	—	—	—
Portion of rental expense representative of the interest factor	29	366	326	—	979	1,131	1,121

Total fixed charges	$19,300	$76,807	$67,349	$1,728	$174,612	$197,291	$214,894

Ratio of earnings to fixed charges (a)	—	—	—	—	1.39	1.70	—

(a)	For the three months ended March 31, 2018, the year ended December 31, 2017, the period from February 10, 2016 to December 31, 2016, the period from January 1, 2016 to February 10, 2016 and the year ended December 31, 2013, earnings were not sufficient to cover fixed charges by approximately $28.2 million, $135.6 million, $136.5 million, $469.0 million and $29.3 million, respectively.